SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 29, 2008

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒      Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐      No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐      No:  ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis strengthens vaccine pipeline with agreement for novel CMV vaccines candidate

•                 Cytomegalovirus (CMV) infects approximately 86 000 newborns in the US and EU each year causing 700 deaths and 17 500 cases of severe disability

•                 To date there are no approved vaccines to prevent CMV infections

•                 The vaccine is expected to enter phase II clinical trials in 2009

Basel, December 29, 2008 – Novartis has strengthened its vaccines pipeline through an exclusive agreement to license AlphaVax’ investigational Cytomegalovirus (CMV) vaccine program. This CMV agreement adds to Novartis’ promising early stage pipeline of novel vaccines, which focuses on significant unmet needs for the prevention of fatal diseases such as meningococcal infections and other hospital and community acquired infections. These include vaccines to prevent Helicobacter pylori infections, a major cause of gastritis that can lead to gastric cancer, and a Group B Streptococcus vaccine candidate with potential to protect against 85 percent of neonatal sepsis and meningitis.

“We are happy to gain access to a promising vaccine candidate for the prevention of cytomegalovirus infections, which are particularly problematic during pregnancy as they can cause permanent disability in newborns”, said Dr. Andrin Oswald, CEO of Novartis Vaccines and Diagnostics.

AlphaVax is responsible for finalization of phase I clinical trials, and will provide the clinical trial material for the phase II trials. Novartis will be responsible for the development of the CMV program for phase II clinical trials onwards as well as for registration and world-wide commercialization. The AlphaVax vaccine candidate is based on an alphavirus replicon particle encoding CMV phosphoprotein 65, IE1 (immediate early protein 1) and soluble gB protein.

Novartis signed a definitive agreement to acquire rights to AlphaVax’ investigational  CMV program for an upfront payment of USD 20 million, which also grants rights of first negotiation to AlphaVax’ preclinical respiratory syncytial virus (RSV) program. In addition Novartis has an option to make an equity investment at the end of phase II clinical trials for 4 million shares. Under the terms of the agreement AlphaVax will be eligible for milestones and royalties.

Disclaimer

This release contains certain forward-looking statements relating to the exclusive agreement concluded between Novartis and AlphaVax for AlphaVax’ experimental CMV  and pre-clinical RSV programs. Such forward-looking statements are not historical facts and can generally be identified by the use of forward-looking terminology such as “expected”, “will”, “estimated”, “would”, “could”, “potential”, “may”, “opportunities”, “pipeline”, “further advance” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of Novartis; or by discussions of strategy, plans, expectations or intentions or potential synergies, strategic benefits or opportunities that may result from the proposed acquisition. Such forward-looking statements reflect the current plans, expectations, objectives, intentions or views of Novartis with respect to future events and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. In particular, there can be no guarantee that the proposed acquisition will be completed in the expected form or within the expected time frame or at all. Nor can there be any guarantee that Novartis will achieve any particular future financial results or future growth rates or that Novartis will be able to realize any of the potential synergies, strategic benefits or opportunities as a result of the proposed acquisition. Among other things, the expectations of Novartis could be affected by unexpected regulatory actions or delays or government regulation generally, as well as other risks and factors referred to in Novartis AG’s Forms 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis AG provides healthcare solutions that address the evolving needs of patients and societies. Focused solely on healthcare, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, cost-saving generic pharmaceuticals, preventive vaccines, diagnostic tools and consumer health products. Novartis is the only company with leading positions in these areas. In 2007, the Group’s continuing operations (excluding divestments in 2007) achieved net sales of USD 38.1 billion and net income of USD 6.5 billion. Approximately USD 6.4 billion was invested in R&D activities throughout the Group. Headquartered in Basel, Switzerland, Novartis Group companies employ approximately 97,000 full-time associates and operate in over 140 countries around the world. For more information, please visit http://www.novartis.com.

References

1                    Plotkin, Stanley, Chapter 42 : Cytomegalovirus in Vaccines, 5th Edition, 2008. Plotkin, Orenstein and Offitt, eds.

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Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Paul Newman Novartis Vaccines and Diagnostics +1 617 871 7931 (direct) +1 617 710 8953(mobile) paulc.newman@novartis.com

e-mail: media.relations@novartis.com

Novartis Investor Relations

Central phone:	+41 61 324 7944
Ruth Metzler-Arnold	+41 61 324 9980	North America:
Pierre-Michel Bringer	+41 61 324 1065	Richard Jarvis	+1 212 830 2433
John Gilardi	+41 61 324 3018	Jill Pozarek	+1 212 830 2445
Thomas Hungerbuehler	+41 61 324 8425	Edwin Valeriano	+1 212 830 2456
Isabella Zinck	+41 61 324 7188
e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 29, 2008	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting